Exhibit 99.1

Fomento Económico Mexicano, S.A.B. de C.V. Best Corporate Practices Questionnaire

Shareholders Meetings

6.1.	Information and Agenda of the Shareholders Meeting	Yes	No	Comments
1.	Is it avoided in the Agenda the grouping of matters related to different subjects? (Best Practice 1)	X
2.	Is it avoided in the Agenda an item related to “Miscellaneous Matters”? (Best Practice 1)	X
3.	Is the information with respect to each item in the Agenda available at least with fifteen calendar days in advance? (Best Practice 2)	X
4.	Is there a form containing the detailed information and possible voting alternatives in which the shareholders may provide instructions to their legal representatives with respect to the direction of their corresponding vote for every item of the Agenda? (Best Practice 3)	X
5.	In the information made available to the shareholders:
	Does it include the proposal on the composition of the Board of Directors? (Best Practice 4)	X
	Does it include the curriculum of the candidates of the Board of Directors with enough information to evaluate their category and in such case their independence? (Best Practice 4)	X

6.2.	Information and Communication between the Board of Directors and the Shareholders.	Yes	No	Comments
6.	Does the Board of Directors, in its Annual Report to the Shareholders Meeting, includes relevant aspects of the responsibilities of the intermediate bodies or committees that perform the role of (Best Practice 5) :
a) Audit***		X
b) Evaluation and compensation		X
c) Finance and planning		X
d) Corporate practices***		X
e) Others (specify).
7.	Are the reports by each intermediate body or committee submitted to the Board, available to the shareholders together the materials for the Meeting, except for such information that should be retained as confidential information? (Best Practice 5)	X		Under the provisions of the Mexican Securities Law and the Mexican General Corporations Law, the reports from the Audit Committee and the Corporate Practices Committee are submitted for the approval of the shareholders.
8.	Does the annual report submitted to the Shareholders Meeting include the names of the members of each intermediate body? (Best Practice 5)	X
9.	Does the company has the necessary communication mechanisms that allows to maintain the shareholders and investors properly and generally informed? (Best Practice 6). If yes, please specify the mechanisms and if no, please explain why.	X
	Specify and/or Explain	The company has an Investor Relations Department that reports directly to the Finance and Strategic Development Department of the company. The investor relations section of FEMSA’s website (www.ri.femsa.com) contains extensive financial information, press releases and business models so that investors and analysts have a clear picture of the condition of the company.

***Mandatory task for companies whose shares are traded on the stock market, which can be performed in a single committee or shared along with other tasks.

Board of Directors

7.1. Duties of the Board of Directors		Yes	No	Comments
10.	Does the Board of Directors perform the following duties? (Best Practice 7)
a)	Defines the strategic vision.	X
b)	Supervises the operation of the company.	X
c)	Approves the business operations.	X
d)	Appoints the Chief Executive Officer and senior officers of the company.	X		Appoints the Chief Executive Officer and establishes the policies for the election of the senior officers of the company.
e)	Evaluates and approves the performance of the Chief Executive Officer and the senior officers of the company.	X
f)	Verifies that all shareholders:
	i. Are treated equally	X
	ii. That their interests are protected	X
	iii. Are given proper access to the information of the company	X
g)	Ensures the creation of value for shareholders as well as sustainability and continuance of the company over time.	X
h)	Promotes:
	i. the responsible issuance of information.	X
	ii. the responsible disclosure of information.	X
	iii. the ethical management of the business.	X
i)	Promotes transparency in the management.	X
j)	Promotes the establishment of internal control mechanisms.	X
k)	Promotes the establishment of mechanisms to ensure information quality.	X
l)	Establishes the policies for related party transactions.	X
m)	Approves transactions with related parties.	X
n)	Ensures the establishment of mechanisms for:
	i. The identification of risks;	X
	ii. Analysis of risks;	X
	iii. Management of risks;	X
	iv. Control of risks;	X
	v. Adequate disclosure of risks.	X
o)	Promotes the establishment of a formal succession plan for:
	i. The Chief Executive Officer;	X
	ii. The senior officers.	X

p)	Promotes the company to be socially responsible. The way(s) in which the company is made socially responsible is (are):
	i. Community Actions;	X
	ii. Changes in mission and vision;	X
	iii. Changes in business strategy;	X
	iv. Consideration of stakeholders;	X
v. Others:
q)	Promotes the company to state its ethical business principles. The way(s) in which the company promotes its ethical business principles is(are):
	i. Code of Ethics;	X
	ii. Internal and external dissemination and application of the Code;	X
	iii. Whistleblowing mechanism of violations to the Code;	X
	iv. Protection mechanism for whistleblowers;	X
v. Others:
r)	Promotes the company to consider stakeholders in the decision making. The way(s) in which the company considers its stakeholder in the decision making is(are):
	i. Responsible management of the business.	X
	ii. Sustainability plans.	X
iii. Others:
s)	Promotes the disclosure of violations to the Code of Ethics and the protection of whistleblowers. The way(s) in which the company promotes the disclosure of illegal actions and the protection of whistleblowers is(are):		.
	i. Dissemination of the Code of Ethics.	X
	ii. Special telephone number and/or website.	X
iii. Others:
t)	Verifies that the company has the necessary mechanisms that confirm the compliance of the different applicable legal provisions?	X
11.	In order of having clear lines of authority and responsibility, the activities of senior executive management are separated from those of the Board of Directors (Best Practice 8)	X

7.2. Composition of the Board of Directors		Yes	No	Comments
12.	How many Proprietary Directors comprise the Board of Directors? (Best Practice 9, Mexican Securities Law)***	19
	a) How many of the above are women?	3
13.	If applicable, how many Alternate Directors comprise the Board of Directors? (Best Practice 10)	16
	a) How many of the above are women?	2
14.	If there are Alternate Directors, please indicate:
	Does each Proprietary Director suggest who should be appointed as his/her Alternate Director? (Best Practice 10)	X
	Does each Independent Proprietary Director has an Alternate Director who is also independent? (Best Practice 12)	X		Except for three Independent Directors that have no appointed Alternate Director.
15.	Is there a communication process established among the Proprietary Directors and his/her Alternates that allows them to have an effective participation? (Best Practice 10)	X
16.	Upon appointment, do Independent Directors deliver to the Chairman of the Meeting a Statement of compliance with the requirements of independence? (Best Practice 11)	X
17.	Do Independent Directors represent at least 25% of all the Directors? (Best Practice 12)	X		The Board of Directors has eight Independent Proprietary Directors that represent 42.10% of the total of Directors.
18.	From the total of the proprietary members of the Board of Directors, how many are (Best Practices 12):
	a) Independent (Director who complies with the independence requirements.)	4
	b) Equity (Shareholders, even if they belong to the Control Group of the Company, but are not part of the management.)	7
	c) Equity Independent (Shareholders without significant influence, and/or control power, and who are not linked to the management team of the company.)	4		Considering that Proprietary Directors included in this section are not considered for sections a) and b), because some Proprietary Directors could be classified in more than one section.
	d) Related (Director who is only an officer of the company.)	0
	e) Equity Related (Shareholders who take part in the management team of the company.)	3		There is one Proprietary Director who cannot be classified within the categories suggested by this Code of Best Practices, because, he has no equity, hence he did not report holding of shares in the company, he is not related, since he is not an officer of the company, and he is not independent since the Shareholders Meeting did not qualify him as such.
19.	Do the Independent and Equity Directors, as a whole, constitute at least 60% of the Board of Directors? (Best Practice 13)	X
20.	Does the Annual Report to the Shareholders Meeting indicate the category to which each of the Directors belongs? (Best Practice 14)		X	Only indicates those members of the Board who have been qualified as independent by the Shareholders Meeting.
21.	Does the Annual Report presented by the Board of Directors indicate? (Best Practice 14)
	The category of each director	X
	The professional activity of each director	X

Note***: The publicly traded companies may have a maximum of 21 Directors.

7.3. Structure of the Board of Directors.		Yes	No	Comments
For the compliance of its duties, the Board of Directors may create one or more committees to support it. For each of the following duties, the comments section must indicate which body performs them, or in such case, explain why they do not. (Best practice 15)
22.	With the purpose of making better informed decisions, indicate if the following duties are performed by the Board of Directors (Best Practice 16):
a) Audit***		X
b) Evaluation and Compensation.		X
c) Finance and Planning.		X
d) Corporate Practices***		X
e) Others. (specify)
23.	Indicate which intermediate body performs each of the following duties:
a) Audit***		Audit Committee
b) Evaluation and Compensation.		Corporate Practices Committee
c) Finance and Planning.		Finance and Planning Committee
d) Corporate Practices***		Corporate Practices Committee
e) Others. (specify)
24.

Indicate the number of the Proprietary Directors which comprise each of the intermediate bodies (Best Practice 16)

a) Audit***

b) Evaluation and Compensation.

c) Finance and Planning.

d) Corporate Practices. ***

e) Others. (specify in comments)

1 4 4 4 N/A
25.

Indicate the number of Independent Proprietary Directors that comprise each of the intermediate bodies.

a) Audit

b) Evaluation and Compensation

c) Finance and Planning

d) Corporate Practices.

e) Others. (specify in comments) (Best Practice 16)

1 4 3 4 N/A
26.	How frequently do these intermediate bodies inform their activities to the Board of Directors? (Best Practice 16)
a) Audit***		Quarterly
b) Evaluation and Compensation.				Not applicable
c) Finance and Planning.		Quarterly
d) Corporate Practices. ***		Quarterly
e) Others. (specify)

27.	Does the chairman of each intermediate body invite to its meetings, the officers of the company whose responsibilities are related to the duties of the intermediate body? (Best Practice 16)	X
28.	Does each of the Independent Proprietary Directors participate in any of the intermediate bodies? (Best Practice 16)		X
29.	If the answer to the above question is negative, explain why.	Two Independent Proprietary Directors are not part of any committee.
30.	Is the intermediate body in charge of the audit task chaired by an Independent Director who has knowledge and experience in financial and accounting aspects? (Best Practice 16)	X
31.	If the answer to the above question is negative, explain why.

***Mandatory task for companies whose shares are traded on the stock market, which can be performed in a single committee or shared along with other tasks.

7.4. Operation of the Board of Directors.		Yes	No	Comments
32.	How many meetings does the Board of Directors have during each fiscal year? (Best Practice 17)	4
33.	If the answer to the above question is less than 4, which would be the reason:
The information is not provided on time
By tradition
It is of no importance
Others (specify):
34.	Are there any provisions by which a Board of Directors meeting can be convened/called with the agreement of 25% of the Directors or the Chairman from another intermediate body? (Best Practice 18)	X
35.	If the answer to the above question is affirmative, please describe such provisions.	The mechanisms are in accordance with the Mexican Securities Law.
36.	How many days in advance do the members of the board have access to the information that is relevant and necessary for decision making, in accordance to the Agenda contained in the meetings call? (Best Practice 17)	5
37.	Is there any mechanism that ensures that directors can evaluate matters requiring confidentiality? Even if they do not receive the necessary information with at least 5 business days before the meeting as provided for non-confidential affairs by the Code (Best Practice 19)	X
38.	If the answer to the above question is affirmative, select which is(are) the mechanism(s)?	Proprietary Directors may request all the information they need to be able to discuss, evaluate and make decisions during the meeting.
By telephone.
	By email.	X
By intranet.
By printed document.
Others (specify):
39.	When first appointed, are new directors provided with the necessary information in order for them to be up to date on the matters of the company and so that they may fulfill their new responsibility? (Best Practice 20)	X		A new Director receives complete information on the company’s condition, annual reports from prior fiscal years, and meetings are scheduled for such Director with senior executives, who explain in detail the company’s conditions and answer any of the Director’s questions.

7.5. Duties of the Directors		Yes	No	Comments
40.	Is each member of the Board given the necessary information with respect to the obligations, responsibilities and rights that imply to be member of the Board of Directors of the company? (Best Practice 21)	X
41.	Do Diretors communicate to the Chairman and the other members of the Board of Directors any situation where it exists or that might derive in a conflict of interest, refraining from participating in the corresponding discussions? (Best Practice 22)	X
42.	Do Directors use the company’s assets or services only for the performance of its corporate purpose? (Best Practice 22)	X
43.	Where appropriate, are clear guidelines defined for when Directors exceptionally use the company’s assets for personal matters? (Best Practice 22)	X
44.	Do Directors invest time to their duties by attending at least 70% of the meetings to which they are called? (Best Practice 22)	X
45.	Is there a mechanism that ensures that the members of the Board maintain absolute confidentiality about all the information they receive in the performance of their duties, especially with respect to their own participation, and the participation of other board members, in the discussions that take place in the Board of Directors Meetings? (Best Practice 22)	X
46.	If the answer to the above questions is affirmative, explain such mechanism.			The Secretary of the Board periodically reminds Directors of the scope of their confidentiality obligations.
	Confidentiality agreement.	X
Exercise of their fiduciary duties.
Others. (specify)
47.	Do Proprietary Directors and, if applicable, their respective Alternate Directors, keep each other informed about the matters discussed in the meetings of the Board of Directors in which they participate? (Best Practice 22)	X
48.	Do Proprietary Directors and, if applicable , their respective Alternate Directors, assist the Board of Directors with opinions and recommendations resulting from the analysis of the performance of the company; in order for the decisions to be taken be properly sustained? (Best Practice 22)	X
49.	Is there a performance and compliance assessment mechanism of responsibilities and fiduciary duties of Directors? (Best Practice 22)	X

Auditing Duties

8.1. General Duties		Yes	No	Comments
50.	Does the intermediate body responsible for the audit duties perform the following tasks? (Best Practice 23)
a)	Recommends to the Board of Directors:
	The candidates for external auditors of the company	X
	The hiring conditions	X
	The scope of their professional services	X
b)	Recommends to the Board of Directors the approval of additional services to those of external auditing	X
c)	Oversees the compliance of external auditors’ professional services.	X
d)	Evaluates the performance of the company that provides the services of external auditing.	X
e)	Analyses the opinions or reports prepared by the external auditor, such as:
	Rulings	X
	Opinions.	X
	Reports.	X
	Statements.	X
f)	Meets at least once a year with the external auditor, without the attendance of officers of the company.	X
g)	It is the channel of communication between the Board of Directors and the external auditors.	X		Audit Committee integrated by Independent Directors
h)	Ensures the independence and objectivity of the external auditors.	X
i)	Reviews	X
i. The work program.
ii. The observation letters.
iii. The reports of internal controls.
j)	Meets periodically with the internal auditors, without the attendance of the officers of the company to know:
	i. The work program.	X
	ii. The comments and observations in the progress of their work.	X
iii. Others:
k)	Provides opinion to the Board of Directors about the policies and criteria used in preparation of the financial information, as well as its issuance process.	X
l)	Contributes in the definition of the general guidelines of internal control and internal auditing and evaluates its effectiveness.	X
m)	Verifies the compliance of the mechanisms established for risk control of which the company is subject to.	X
n)	Coordinates the tasks of the external and internal auditors and the statutory auditor.	X
o)	Verifies the existence of the necessary mechanisms that allow the company to assure the compliance of the different provisions which it is subject to.	X
p)	The frequency with which it makes a review to inform the Board of Directors about the legal situation of the company.	Biannual
q)	Contributes in the establishment of policies for related party transactions. ***	X
r)	Analyses and evaluates transactions with related parties to recommend their approval to the Board of Directors. ***	X
s)	Decides on the hiring of third party experts to provide their opinion in respect to related party transactions or any other matter, which allows the adequate performance of its tasks.***	X
t)	Verifies the compliance of the Business Code of Ethics.	X
u)	Verifies the compliance of the disclosure mechanism of improper actions and protection to whistleblowers.	X
v)	Supports the Board of Directors in the analysis of the contingency plans and information recovery.	X
Note***. Companies whose shares are traded on the stock market perform these recommendations through their Corporate Practices tasks.

8.2. Selection of Auditors		Yes	No	Comments
51.	Does it abstain from hiring firms in which the fees of the external auditor and any other additional services rendered to the company represent more than 10% of their gross income? (Best Practice 24)	X
52.	Rotation: a) Is there a rotation of the partner who audits the financial statements at least once every 5 years? (Best Practice 25)	X
b) Is there a rotation of the team who audits the financial statements at least once every 5 years? (Best Practice 25)
53.	Is the person who signs the opinion of the company’s annual statements different from the one who acts as statutory auditor? (Best Practice 26) ***		X	Not applicable
54.	Is the profile of the statutory auditor disclosed in the annual report submitted to the Shareholders Meeting by the Board of Directors? (Best Practice 27) ***		X	Not applicable
Note***. For a publicly traded company, this practice does not apply.

8.3. Financial Information		Yes	No	Comments
55.	Does the intermediate body that performs the audit duties, support, with its opinion, the Board of Directors in order for it to take decisions with reliable financial information? (Best Practice 28)	X
56.	Such financial information, is signed by (Best Practice 28):	X
a) The Chief Executive Officer.
b) The responsible officer of its elaboration.
57.	The company has an internal audit department (Best Practice 29)	X
58.	If the previous answer is affirmative please indicate whether its general guidelines and work plans are approved by the Board of Directors. (Best Practice 29).	X
59.	Does the intermediate body that performs the auditing duty provides its opinion previously to the Board of Directors for the approval of the accounting policies and criteria used in the making of the financial information of the company? (Best Practice 30)	X
60.	Does the intermediate body that performs the auditing duty provide its opinion to the Board of Directors for the approval of the changes made to the accounting policies and criteria used in the making of the financial information of the company? (Best Practice 31)	X
61.	Does the Board of Directors approve, with a previous opinion of the committee that performs the auditing duties, the necessary mechanisms to assure the quality of the financial information submitted to it? (Best Practice 32)	X
62.	In the event that the financial information corresponds to intermediate periods during the fiscal year, does the committee performing the auditing duties supervise that it is made with the same policies, criteria and practices with which the annual information is prepared? (Best Practice 32)	X

8.4. Internal Control		Yes	No	Comments
63.	Are the general guidelines of internal control and, if applicable, its reviews submitted to the approval of the Board of Directors, with the prior opinion of the intermediate body performing the auditing duties? (Best Practice 33)	X
64.	Is the Board of Directors assisted in order to?: (Best Practice 34)
	a) Ensure the effectiveness of the internal control	X
	b) Ensure the process of issuance of the financial information	X
65.	Do the internal and external auditors: (Best Practice 35)
	a) Evaluate, according to their normal work plan, the effectiveness of the internal controls, as well as the process for the issuance of the financial information?	X
	b) Are the results included in the situations letter, discussed with them?	X

8.5. Related Parties		Yes	No	Comments
66.	Does the intermediate body in charge of the auditing duties support the Board of Directors in? (Best Practice 36) ***
	a) The establishment of guidelines for transactions with related parties.	X
	b) The analysis of the approval process of transactions with related parties.	X
	c) The analysis of hiring conditions of transactions with related parties.	X
67.	Does the intermediate body in charge of the auditing duties assists the Board of Directors, in the analysis of proposals to make transactions with related parties outside of its ordinary course of business of the company? (Best Practice 37)***	X
68.	Are transactions with related parties, outside of the company’s ordinary course of business and may represent more than 10 per cent of the company’s consolidated assets, presented for approval to the Shareholders Meeting? (Best Practice 37)***	X
Note***. Companies whose shares are traded on the stock market perform these recommendations through the Corporate Practices tasks.

8.6. Review of compliance applicable provisions.		Yes	No	Comments
69.	Does the intermediate body in charge of the auditing duties make sure of the existence of mechanisms that serve to determine if the company properly complies with applicable legal provisions? (Best Practice 38)	X
70.	If the answer to the above question is affirmative, select those mechanisms.
a) Due diligence.
	b) Reports of pending legal matters.	X
c) Others (specify):
71	At least once a year, a review of the legal situation of the company is made and is it informed to the Board of Directors? (Best Practice 38)	X

9.0 Evaluation and Compensation Tasks

9.1. General Duties		Yes	No	Comments
72.	Does the intermediate body in charge of the evaluation and compensation function submit to the Board of Directors, for its approval, the following? (Best Practice 39)
	a) The criteria to appoint or remove the Chief Executive Officer and the senior officers of the company. ***	X
	b) The criteria for the evaluation and compensation of the Chief Executive Officer and the senior officers of the company. ***	X
	c) The criteria to determine the compensation of the Chief Executive Officer and senior officers of the company.	X
d) The criteria to determine the compensation of Directors.
	e) The proposal made by the Chief Executive Officer regarding the structure and criteria for the compensation of the personnel.	X
	f) The proposal to declare the company as a socially responsible entity.	X
	g) The Business Code of Ethics of the company.	X		This task is performed by the Audit Committee.
	h) The whistleblowing system for improper actions and protection to whistleblowers.	X		This task is performed by the Audit Committee.
	i) The formal system of succession of the Chief Executive Officer and senior officers, and verifies its compliance.	X
73.	Does the Chief Executive Officer and senior officers refrain from participating in the discussion of the matters mentioned in question 72, a), b) and c) with the purpose of preventing a possible conflict of interest? (Best Practice 40)	X
Note***. Companies whose shares are traded on the stock market perform these recommendations through the Corporate Practices tasks.

9.2. Operative Aspects		Yes	No	Comments
74.	When determining the compensation of the CEO and senior officers, are their functions, expectations on objectives and evaluation of their performance considered? (Best Practice 41)	X
75.	In the annual report submitted by the Board of Directors to the Shareholders Meeting, are the guidelines/policies used, and the components of the compensation package of the Chief Executive Officer and senior officers of the company, disclosed? (Best Practice 42)	X
76.	Does the intermediate body in charge of the evaluation and compensation duties support the Board of Directors in previously reviewing the hiring conditions of the Chief Executive Officer and senior officers, in order to assure that their probable payments for severance of the company are in line with the guidelines approved by the Board of Directors? (Best Practice 43)	X
77.	With the purpose of ensuring a stable succession process, is there a formal plan of succession for the Chief Executive Officer and senior officers of the company? (Best Practice 44)	X
78.	If the answer to the above question is negative, explain why or select one of the following reasons:
a) The Company was recently created.
b) The Officers are young.
c) The Officers were recently hired.
d) It is not an important subject.
e) Others: (specify).

10.0 Finance and Planning Duties

10.1. General Duties		Yes	No	Comments
79.	Does the intermediate body in charge of the finance and planning duties perform the following tasks? (Best Practice 45)
a)	Studies and proposes to the Board of Directors the company’s strategic vision to ensure its sustainability and continuance over time.	X
b)	Analyzes and proposes general guidelines for the determination and monitoring of the strategic plan of the company.	X		The Finance and Planning Committee analyzes and monitors main topics, particularly those related to significant transactions.
c)	Evaluates and provides an opinion with respect to the investment and financing policies of the company proposed by the senior management.	X
d)	Provides an opinion with respect to the premises of the annual budget and the follow-up of its execution, as well as its control system. (Best Practice 49)	X		The Finance and Planning Committee provides its opinion mainly about matters related to the macroeconomic environment and its principal assumptions.
e)	Evaluates the mechanisms presented by the senior management for the identification, analysis, management and risk control to which the company is subject to. (Best Practice 50)	X
f)	Evaluates the criteria presented by the Chief Executive Officer for the disclosure of the risks to which the company is subject to. (Best Practice 50)	X		The Finance and Planning Committee analyzes and evaluates matters related to risks, including also those of the finance structure (leverage, derivatives, currency issues, rates, etc.)

10.2. Operative Aspects		Yes	No	Comments
80.	Does the intermediate body in charge of finance and planning duties assists the Board of Directors so that a session is dedicated to defining or updating the long-term vision of the company? (Best Practice 46)	X
81.	Does the intermediate body in charge of finance and planning duties supports the Board of Directors in reviewing the strategic plan submitted by the senior management for approval? (Best Practice 47)	X
82.

Does the intermediate body in charge of finance and planning duties supports the Board of Directors in the analysis of the guidelines submitted by the Chief Executive Officer for its approval regarding: (Best Practice 48)

a)     The management of treasury

b)    The entering into financial derivative agreements

c)     The capital expenditures

d)    New liabilities

X X X X
83.	Regarding the previous question, the intermediate body in charge of finance and planning duties ensures that such matters are aligned with the strategic plan and that they correspond to the ordinary course of business of the company? (Best Practice 48)	X
84.	The Chief Executive Officer submits to the Board of Directors, in each session, a report on the situation of each of the identified risks? (Best Practice 51)	X